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                               SERVICES AGREEMENT

1. Services.

     (a) Pursuant to the terms of this Agreement, the Company shall provide, or shall cause any of its affiliates to provide, for the benefit of VSP, and VSP shall provide, or shall cause any of its affiliates to provide, for the benefit of the Company, the services described in Schedule A hereto (the "Services"), which schedule may be amended from time to time as provided in Section 14. The Company shall perform the Services in good faith in a commercially reasonable manner and in accordance with applicable law and the express terms of this Agreement. Specifically, the Company shall provide the Services with that degree of skill, attention and care that the Company exercises with respect to furnishing comparable services to itself. The Services shall be provided to VSP at those locations most convenient to the Company, other than such services the nature of which requires they be performed at VSP's locations. All employees of the Company performing Services hereunder for VSP shall be under the exclusive direction and control of the Company. The Company shall be an independent contractor as to VSP in performing Services hereunder and shall have exclusive authority to control and direct the performance of any and all Services performed by the Company for VSP.

     (b) VSP shall provide all data and information required by the Company in connection with the performance of the Services in the time and in the manner which the Company reasonably requests.

2. Capital Contribution; Cash Management and Accounting

     In connection with the execution of the Merger Agreement and the Vivra Agreement, on the date hereof the Company will make a capital contribution to VSP in cash or VSP shall distribute cash to the Company to the extent required in order that VSP and the VSP Entities shall hold cash and cash equivalents that would represent $25,000,000 in "Cash" as of the date hereof on a consolidated balance sheet of VSP and the VSP Entities prepared in accordance with GAAP. The Company and VSP estimate that, in order to satisfy the foregoing requirement, the Company will be required to contribute $2,350,000 in cash to VSP as of the date hereof, and the parties hereto agree that, after the date hereof, the Company shall reimburse VSP or VSP shall reimburse the Company to the extent necessary to ensure that the requirement provided for in the preceding sentence is achieved. From and after the date hereof, the Company shall cease to pay the costs and expenses incurred by VSP in the operation of its business and VSP shall be solely responsible for all costs and expenses arising out of the business of VSP and VSP Entities; provided that (a) the Company shall continue to pay and be responsible for checks and drafts issued in respect of VSP business prior to the date hereof that are presented for payment on or after the date hereof, (b) the Company shall retain all obligations and liabilities under all medical, dental and disability plans and any worker's compensation insurance arrangements covering employees of VSP and VSP Entities for claims or premiums to the extent accrued on or prior to the date hereof, (c) the Company shall retain all obligations and liabilities to Kent Thirty and LeAnne Zumwalt under any employment agreement or severance or change of control agreement to which they are parties on the date and all liabilities of the Company to employees of the Company, VSP and/or the VSP Entities under the Retention Plan adopted by the Board of Directors of the Company on May 5, 1997, and (d) the Company shall, from the date hereof until the Closing, retain all obligations and liabilities for salary and benefits payable to Company corporate employees who provide services to both the Company and VSP.